March 31, 2006

Via facsimile (310) 919-3970 and U.S. Mail
Alfred G. Scheid
Chairman of the Board of Directors
Scheid Vineyards Inc.
305 Hilltown Road
Salinas, California 93908

Re:	Scheid Vineyards Inc.
		Amendment No. 2 to Schedule 13E-3
      Filed March 27, 2006
File No. 005-51407
      Amendment No. 2 to Preliminary Information Statement on
           Schedule 14C
      Filed March 27, 2006
      File No. 005-51407

Dear Mr. Scheid:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement

General

1. As may be appropriate, please ensure you include updated financial statements at the time of mailing of the information statement. Refer to Item 310(g) of Regulation S-B.
2. We refer you to prior comment 7. It appears that you continue to disclose that the Reverse Stock Split is structured in such a way that it will apply equally to both affiliated and unaffiliated stockholders. Although from a substantive and procedural standpoint, the board may believe the treatment is fair between these groups, from a practical standpoint, it does not appear that affiliated and unaffiliated shareholders would be treated equally since a larger majority of unaffiliated versus affiliated shareholders will be cashed out and left without any equity interest in the company following the reverse stock-split. Please revise to clarify your statements throughout your information statement that affiliated and unaffiliated shareholders would be treated equally.

Closing Comments

   As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Mellissa Campbell Duru at (202) 551-3757 or in her absence, the undersigned, at (202) 551-3456 if you have any questions.

							Sincerely,


							Jeffrey B. Werbitt
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	Gerald M. Chizever, Esquire
	Loeb & Loeb LLP
	10100 Santa Monica Blvd.
	Suite 2200
	Los Angeles, California 90067-4164
Alfred G. Scheid
Scheid Vineyards Inc.
March 31, 2006
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05